

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

June 25, 2018

Via E-mail
Benjamin S. Miller
Chief Executive Officer
Fundrise Growth eREIT II, LLC
1519 Connecticut Avenue NW, Ste. 200
Washington, DC 20036

> **Re:** **Fundrise Growth eREIT II, LLC**
> **Offering Statement on Form 1-A**
> **Filed May 31, 2018**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed June 1, 2018**
> **File No. 024-10843**

Dear Mr. Miller:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note the disclosure on pages 65 and 168 regarding the mandatory arbitration provision in your subscription agreement. Please revise to:
    a) Describe more specifically the basis for your belief that this provision is enforceable under federal law, the laws of the State of Delaware and the laws of the District of Columbia;
    b) Clarify that this provision applies to claims under "the US federal securities laws," as opposed to the "securities laws," and whether or not it applies to claims other than in connection with this offering;
    c) Clarify whether purchasers of shares in a secondary transaction would be subject to the arbitration provision; and

       d)   Provide a statement that agreeing to the provision does not constitute a waiver of rights under the federal securities laws.

2.   We note that your form of subscription agreement contains a waiver of trial by jury provision. Please confirm that Delaware law permits such a provision, or alternatively address any questions as to enforceability. Please also revise your disclosure to confirm whether the waiver of trial by jury provision applies to claims made under the federal securities laws.

Estimated Use of Proceeds, page 74

3.   Please clarify why your organization and offering expenses are added into your estimated amounts available for investments in your use of proceeds table and or revise the table within your amended filing.

Investment Company Act Considerations, page 110

4.   We note the disclosure in the second paragraph on page 112. Please revise the first sentence in that paragraph to state "In reliance on published SEC staff guidance, we intend to treat as "qualifying real estate interests" fee interests in real estate, mortgage loans fully secured by real estate, certain mezzanine loans and certain B-Notes."

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact William Demarest, Staff Accountant, at 202-551-3432, or Shannon Sobotka, at 202-551-3856, if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at 202-551-6840. Please contact Sandra Hunter Berkheimer, Staff Attorney, at 202-551-3758 or me at 202-551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel
Office of Real Estate and
Commodities